

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2025

Michael McFadden
Chief Executive Officer
Alpha Cognition Inc.
1452 Hughes Rd., Ste 200
Grapevine, Texas, 76051

> **Re: Alpha Cognition Inc.**
> **Registration Statement on Form S-3**
> **Filed August 22, 2025**
> **File No. 333-289792**

Dear Michael McFadden:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jason K. Brenkert, Esq.